

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2014

Via Email

John Schaefer
President and Chief Executive Officer
Sportsman's Warehouse Holdings, Inc.
7035 South High Tech Drive
Midvale, Utah 84047

Re: **Sportsman's Warehouse Holdings, Inc.**
        Registration Statement on Form S-1
        Filed March 7, 2014
        Amendment No. 1 to Registration Statement on Form S-1
        Filed March 21, 2014
        File No. 333-192599

Dear Mr. Schaefer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 45

1. We note that the change in your same store sales when excluding firearms decreased from a 12.6% increase for the first three quarters of fiscal 2012 to a 0.6% increase in fiscal 2013. Please tell us and quantify the non-firearm same store sales figure for the whole fiscal year 2012. To the extent that the growth in non-firearm same store sales

differed significantly from 2012 to 2013, please revise your disclosures to explain the underlying reasons behind the different levels of growth experienced in non-firearm same store sales.

Choice of Forum, page 101

2. We note your disclosure that the exclusive forum provision may have the effect of discoursing tender offers and lawsuits against your officers and directors by shareholders. Please tell us what consideration you gave to including this effect in your risk factor disclosure.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director